United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
April 2009
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-  _____  ..)

Press Release
Signature Page

ADJOURNMENT INSTRUMENT OF THE EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING OF COMPANHIA VALE DO RIO DOCE, CONVENED FOR APRIL 16, 2009.
LISTED COMPANY
CORPORATE TAX CODE (CNPJ) # 33,592,510/0001-54
BOARD OF TRADE REGISTRATION (NIRE) # 33,300,019,766
01 — DATE, TIME AND VENUE:
At Vale’s head office, located at Avenida Graça Aranha, n° 26, 19th floor, Rio de Janeiro, on April 16, 2009, at 5:30 p.m.
02 — PANEL:
Chairman: Mr. Jorge Luiz Pacheco
Secretary: Mrs. Maria Isabel dos Santos Vieira
03 — ATTENDANCE AND QUORUM:
Attended by the shareholders representing 58,83% of the voting capital, as recorded in the Shareholder Attendance Ledger.
Also present was Vale’s Executive Officer Mr. Fabio de Oliveira Barbosa, responsible for the Finance and Investor Relations area.
04 — SUMMONS:
4.1.
Publication of Notice duly published in the Diário do Comércio e Indústria (DCI) on March 14, 15, 16, 17 and 18, 2009, and in the Jornal do Commercio, as well as in the Rio de Janeiro Official State Gazette, on March 16, 17 e 18, 2009, with the following agenda:

I.	To change the legal name of the Company to “Vale S.A.”, with the consequent amendment of article 1 of Vale’s By-laws, in accordance with the global brand unification process; and
II.	To adjust article 5 of Vale’s By-Laws to reflect the capital increase resolved in the Board of Directors’ meetings held on July 22, 2008 and August 05, 2008.
4.2.
The holder of the Golden Shares was duly convened, through a personal letter headed to its legal representative, dated March 20, 2009 and receipt on March 24, 2009, as per article 8°, §2° of the By-laws

Continuation of the Adjournment Term of the Extraordinary General Shareholders’ Meeting
Convened for April 16, 2009.
05 — ADJOURNMENT:
The Extraordinary General Shareholders’ Meeting was adjourned, since the required quorum under Article 135 of Law #6,404/76 was not reached. The Extraordinary Shareholders Meeting shall take place at a later date. Therefore, this instrument was recorded and signed by the Chairman, the Secretary and the shareholders present.
We hereby certify that this is a true copy of the Minutes that were registered in the proper book.

Rio de Janeiro, April 16, 2009.

Jorge Luiz Pacheco Chairman	Maria Isabel dos Santos Vieira Secretary

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: April 16, 2009	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations